Filed by UnitedGlobalCom, Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company:  UGC Europe, Inc.

Commission File No. 333-109496

UNITEDGLOBALCOM

Third Quarter Results
November 13, 2003

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Third Quarter Highlights(1)

Revenue (US$mm)

$380
$465
$475
Q3 '02
Q2 '03
Q3 '03
Other
Europe

Adjusted EBITDA (US$mm)

$84
$149
$171
Q3 '02
Q2 '03
Q3 '03

5

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Third Quarter Highlights

Total RGUs (1) (000s)
8,710
8,929
9,008
Other
Europe
Q3 '02
Q2 '03
Q3 '03

Voice & Internet Subs (000s)
1,371
1,530
1,586
Voice
Internet
Q3 '02
Q2 '03
Q3 '03

6

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Third Quarter Highlights

Capital Expenditures (US$mm)
$45
$75
$95
Q3 '02
Q2 '03
Q3 '03
Other
Europe

Pro Forma Leverage(1)
11.8x
7.1x
5.9x
5.3x
YE 2002
Q1
Q2
Q3

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Third Quarter Highlights

- **Quarterly Trends**

Adjusted EBITDA
($71)
($60)
($42)
($18)
$55
$70
$85
$86
$122
$149
$171
Q1 '01
Q3 '03

Capital Expenditures
$1,847
$996
$335
$234
$228
Europe
Other
FYE '00
FYE '01
FYE '02
YTD 9-02
YTD 9-03

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Chile

(Financial data in US$ millions)

RGUs (000s)

740
823
860
Internet
Voice
Video
Q3 '02
Q2 '03
Q3 '03

Revenue

$47.2
$54.0
$58.6
Internet
Voice
Video
Q3 '02
Q2 '03
Q3 '03

Adjusted EBITDA

$11.4
$16.5
$18.9
Q3 '02
Q2 '03
Q3 '03

Cap Ex

$25.9
$7.8
$16.0
Q3 '02
Q2 '03
Q3 '03

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[LOGO]

Third Quarter Results

November 13, 2003

“Safe Harbor” Statement

“Safe Harbor” Statement Under the Private
Securities Litigation Reform Act of 1995:

Certain matters discussed in the following presentation, including those items identified as guidance, are based upon the consummation of previously announced acquisitions and transactions and may contain forward-looking statements that deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and such discussion also may materially differ from UGC’s actual future experience involving any one or more such matters and discussion areas. UGC has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experiences and results to differ from UGC’s current expectation in reports filed with the Securities and Exchange Commission.

UGC acknowledges that the “Safe Harbor” for forward looking statements does not apply to the discussion of the exchange offer included herein.

Please refer to the Appendix at the end of this presentation, as well as the Company’s Press Release dated November 13, 2003 and SEC filings, for definitions of the following terms which are used herein including: Adjusted EBITDA, Free Cash Flow, Revenue Generating Units (RGUs), and Average Revenue per Unit (ARPU), as well as a GAAP reconciliation of non-GAAP financial measures.

2

Agenda

•           What’s New?

•           Consolidated Financial Results

•              European Operations

•              Q & A

3

What’s New?

•              Strong Third Quarter Results

•              Completion of European Restructuring

•              Exchange Offer for UGC Europe Shares

•              Founders’ Sale to Liberty on Track

•              Other Events

•           Restatement related to UPC Germany

4

Third Quarter Highlights(1)

•              Financial Results

•           $475 million in Revenue

•           $171 million in Adjusted EBITDA(2)

Revenue (US$mm)	Adjusted EBITDA (US$mm)

[CHART]	[CHART]

1.          All “Third Quarter Highlights”from consolidated and ongoing operations (i.e., excludes UPC Germany in full for 3Q ‘02 since it was deconsolidated August 1, 2002).

2.          See Appendix for definition.

5

•              Operating Results

•                                  Return to normalized subscriber growth in Europe; Continued performance in Chile

•                                  300,000 net RGU adds since Q3’02

•                                  79,000 net adds in the quarter

Total RGUs (1) (000s)	Voice & Internet Subs (000s)

[CHART]	[CHART]

6

•              Cash Flow & Leverage

•                                  Capital expenditures of $95 million

•                                  Free cash flow positive in Q3 and YTD

•                                  Run-rate leverage of 5.3x Net Debt/EBITDA

Capital Expenditures (US$mm)	Pro Forma Leverage(1)

[CHART]	[CHART]

1.          Represents Net Debt for the period divided by annualized Adjusted EBITDA for the period.  All calculations are pro forma for completion of the UPC and UPC Polska restructurings (UPC was completed in September 2003).  See Appendix for calculations.

7

•              Quarterly Trends

Adjusted EBITDA	Capital Expenditures

[CHART]	[CHART]

8

Completion of European Restructuring

UnitedGlobalCom		Public
66.75%(1)		33.25%

[LOGO]

[LOGO]	Corporate Services	[LOGO]

• Cable television operations		• chello portal • Media & content activities • Investments

UGC Europe, Inc.

•                                          Listed on NASDAQ on September 3rd

•              Ticker: UGCE

•              50 million shares issued, 16.6m float

(1)     Final ownership may vary slightly due to potential resolution of general unsecured claims.

9

Exchange Offer for UGC Europe

•              Originally launched on October 6, 2003

•              Revised offer announced November 12, 2003

•              Key terms:

•                                       10.3 shares of UCOMA for each share of UGCE

•                                       Requirement to reach 90% before completion

•                                       Agreement on Liberty Media’s preemptive rights

•              Offer expires on December 18, 2003

Please refer to press releases from UnitedGlobalCom and the

Special Committee of the Board of UGC Europe

10

Consolidated Financial Results

($ Millions)

Revenue
	Three Months Ended			Q3 ’03 vs. Q3 ‘02	Q3 ’03 vs. Q2 ‘03
	Sep 30 ’03	Jun 30 ’03	Sep 30 ’02

Triple Play (1)	$443.6	$433.1	$353.5	25%	2%

Other (2)	30.9	32.0	26.1	18%	-4%

Ongoing Operations (3)	474.5	465.1	379.6	25%	2%

UPC Germany (4)	n.a.	n.a.	5.1	n.m.	n.m.

Total	$474.5	$465.1	$384.7	23%	2%

1.      Consolidated operations of video, voice, and Internet.

2.      Primarily Priority Telecom and UPC Media.

3.      Represents the sum of consolidated revenue from ongoing operations.

4.      UPC Germany was deconsolidated effective August 1, 2002.

11

Adj. EBITDA	Three Months Ended			Q3 ’03 vs. Q3 ‘02	Q3 ’03 vs. Q2 ‘03
	Sep 30 ’03	Jun 30 ’03	Sep 30 ’02

Triple Play (1)	$178.8	$153.1	$86.9	106%	17%

Other (2)	(7.4)	(3.7)	(3.4)	123%	101%

Ongoing Operations (3)	171.4	149.4	83.5	105%	15%

Germany (4)	n.a.	n.a.	1.3	n.m.	n.m.

Total	$171.4	$149.4	$84.8	102%	15%

EBITDA Margin (5)	36%	32%	22%	64%	12%

1.      Consolidated operations of video, voice and Internet.

2.      Primarily Priority Telecom, UPC Media and UGC Corporate overhead.

3.      Represents the sum of Adjusted EBITDA from ongoing operations.

4.      UPC Germany was deconsolidated effective August 1, 2002.

5.      Adjusted EBITDA as a percent of revenues.

12

Free Cash Flow	Three Months Ended			Q3 ’03 vs. Q3 ‘02	Q3 ’03 vs. Q2 ‘03
	Sep 30 ’03	Jun 30 ’03	Sep 30 ’02

Cash Flow from Ops (1)	$99.0	$100.3	$(60.0)	-264%	-2%

Capital Expenditures	(94.8)	(74.7)	(44.6)	113%	27%

Free Cash Flow (2)	$4.2	$25.6	$(104.6)	-104%	-85%

Total Cash – Period End (3)	$351.4	$370.2	$556.9	n.m.	n.m.

1.      Represents net cash flows from operating activities per the Statement of Cash Flows.

2.      See Appendix for definition.

3.      Represents the sum of cash and cash equivalents, restricted cash and short-term liquid investments.

13

Free Cash Flow	Year-to-Date		YTD ’03 vs. YTD ‘02
	Sep 30 ’03	Sep 30 ’02

Cash Flow from Operations (1)	$273.4	$(306.4)	-189%

Capital Expenditures	(227.7)	(234.1)	-3%

Free Cash Flow (2)	$45.7	$(540.5)	-108%

Total Cash – Period End (3)	$351.4	$556.9	n.m.

1.      Represents net cash flows from operating activities per the Statement of Cash Flows.

2.      See Appendix for definition.

3.      Represents the sum of cash and cash equivalents, restricted cash and short-term liquid investments.

14

Chile

(Financial data in US$ millions)

RGUs (000s)	Revenue

[CHART]	[CHART]

Adjusted EBITDA	Cap Ex

[CHART]	[CHART]

15

Appendix

Definitions

1.          Adjusted EBITDA is the primary measure used by our chief operating decision makers to evaluate segment-operating performance and to decide how to allocate resources to segments. ‘‘EBITDA’’ is an acronym for earnings before interest, taxes, depreciation and amortization. As we use the term, Adjusted EBITDA further removes the effects of cumulative effects of accounting changes, share in results of affiliates, minority interests in subsidiaries, reorganization expense, other income and expense, gain on  extinguishment of debt, gain (loss) on sale of investments in affiliates and other assets, foreign currency exchange gain (loss), impairment and restructuring charges, and stock-based compensation. We believe Adjusted EBITDA is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within Adjusted EBITDA distorts their ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of Adjusted EBITDA is important because analysts and other investors use it to compare our performance to other companies in our industry. We reconcile the total of the reportable segments’ Adjusted EBITDA to our consolidated net income as presented in the accompanying consolidated statements of operations, because we believe consolidated net income is the most directly comparable financial measure to total segment operating performance. Investors should view Adjusted EBITDA as a supplement to, and not a substitute for, other GAAP measures of income as a measure of operating performance. As discussed above, Adjusted EBITDA excludes, among other items, frequently occurring impairment, restructuring and other charges that would be included in GAAP measures of operating performance.

16

2.          Free Cash Flow is not a GAAP measure of liquidity. We define Free Cash Flow as cash flow from operating activities less capital expenditures. We believe our presentation of Free Cash Flow provides useful information to our investors because it can be used to gauge our ability to service debt and fund new investment opportunities. Investors should view Free Cash Flow as a supplement to, and not a substitute for, GAAP cash flows from operating, investing and financing activities as a measure of liquidity.

3.   Revenue Generating Units (“RGUs”) represent the sum of analog cable, digital, Internet, voice and DTH subscribers

4.   Average Revenue Per Unit (“ARPU”) is based on Triple Play Revenues divided by the average RGUs for each quarter.

17

Appendix

Non-GAAP Reconciliations

	For the three months ended,
(amounts in thousands)	Q3 ‘03	Q2 ‘03	Q3 ‘02

Adjusted EBITDA	$171,366	$149,431	$84,849
Loss on disposal of Poland DTH Business	—	(8,000)	—
Stock-based compensation(1)	(14,261)	(8,275)	(8,261)
Depreciation & Amortization	(192,002)	(211,487)	(201,173)
Impairment & Restructuring Charges (2)	459	1,096	1,390
Operating Income (Loss)	(34,438)	(77,235)	(123,195)
Interest Expense, Net	(71,247)	(92,377)	(153,532)
Foreign currency exchange gain, net	(276,529)	263,451	(62,217)
Gain (Loss) on Sale of Investments in affiliates, net	(283)	281,483	155,754
Gain on early extinguishment of debt	2,109,596	—	—
Other Income (Expense), net	(1,107)	(11,025)	(31,808)
Income before income taxes and other	1,725,992	364,297	(214,998)
Income tax and other, net	11,117	257,717	(60,216)
Net Income (Loss)	$1,737,109	$622,014	$(275,214)

(1)                         Stock based compensation includes charges associated with fixed,or non-cash stock options, as well as charges associated with phantom, or cash-based, stock option plans, as more fully disclosed in UGC’s 10Q and 10K.

(2)                         Represents certain impairment charges.  Please refer to UGC’s 10Q as of September 30, 2003 for a summary.

18

Appendix

Supplemental Financial Data

(amounts in thousands)	Q3 ‘03	Q3 ‘02	YTD Q3 ‘03	YTD Q3 ‘02

Interest Expense by Company: (1)
UGC Europe	$(68,086)	$(150,184)	$(245,293)	$(464,139)
VTR	(2,823)	(3,632)	(9,616)	(12,230)
Other	(3,036)	(3,396)	(8,904)	(19,338)
Total	$(73,945)	$(157,212)	$(263,813)	$(495,707)

Interest Expense Breakdown:
Cash Pay:
UPC senior notes (2)	$0	$(43,750)	$0	$(116,254)
Old UGC senior notes	(691)	—	(1,655)	—
UGC Europe bank facilities and other	(64,172)	(56,366)	(199,432)	(174,059)
VTR bank facility	(2,073)	(2,610)	(7,286)	(8,398)
Other	(2,826)	(3,642)	(7,833)	(8,313)
Total	$(69,762)	$(106,368)	$(216,206)	$(307,024)

Non-Cash:
UPC & UPC Polska senior discount notes accretion	$(1,323)	$(47,615)	$(29,151)	$(154,097)
Old UGC senior notes accretion	—	(612)	(313)	(12,449)
Amortization of deferred financing costs	(2,860)	(2,617)	(18,143)	(17,745)
UPC Exchangeable Loan	—	—	—	(4,392)
Total	$(4,183)	$(50,844)	$(47,607)	$(188,683)

Summary of Working Capital Changes :(1)
Change in receivables, net	$5,990	$28,983	$51,930	$52,565
Change in other assets	6,920	15,109	17,531	16,024
Change in accounts payable, acc. liabilities & other	(115)	(52,647)	(4,903)	(252,406)
Total	$12,795	$(8,555)	$64,558	$(183,817)

(1)                   Please refer to management’s discussion and analysis of financial condition and results of operations for interest expense and Statement of Cash Flows for working capital changes per UGC’s 10Q as of September 30, 2003.

(2)                   Represents the interest expense related to the UPC Senior Notes. However, since the UPC Senior Notes were part of the Restructuring, the Senior Notes and corresponding accrued interest were converted into equity and were therefore not  paid in cash.

19

Appendix

Pro-Forma Leverage

	UGC 10K Dec-02		UGC 10Q Mar-03		UGC 10Q Jun-03		UGC 10Q Sep-03
Debt Summary:
Short-term debt	$205,145		$202,751		$5,998		$0
Notes payable, related party	102,728		102,728		102,728		102,728
Current portion of senior and senior discount notes	3,366,235		3,423,324		418,690		39,136
Current portion of other long-term debt	2,812,988		2,828,731		3,432,455		194,517
Subject to compromise: short term debt	—		—		—		6,138
Subject to compromise: senior and senior discount notes	—		—		2,850,971		385,702
Senior and senior discount notes	415,932		414,993		24,627		—
Other long-term debt	56,739		67,486		183,060		3,475,239
Total Debt	$6,959,767		$7,040,013		$7,018,529		$4,203,460
Less: UPC and UPC Polska notes (1)	(3,190,098)		(3,219,097)		(3,255,152)		(385,702)
Less: UPC FiBI loan (2)	(57,033)		—		—		—
Add: UPC Polska note (3)	60,000		60,000		60,000		60,000
Pro-Forma Debt	$3,772,636		$3,880,916		$3,823,377		$3,877,758

Cash Summary
Cash & cash equivalents	$410,185		$327,373		$306,460		$312,777
Restricted cash	48,219		179,392		62,226		36,897
Short-term liquid investments	45,854		2,281		1,563		1,767
Total Cash	504,258		509,046		370,249		351,441
Less: UPC Polska payment (3)	(80,000)		(80,000)		(80,000)		(80,000)
Pro-Forma Cash	$424,258		$429,046		$290,249		$271,441

Pro-Forma Net Debt	$3,348,378		$3,451,870		$3,533,128		$3,606,317

Adjusted EBITDA	$296,374		$122,071		$149,431		$171,366
Less: UPC Germany (4)	(12,562)		—		—		—
Ongoing Operations - Adjusted EBITDA	$283,812		$122,071		$149,431		$171,366
Ongoing Operations - Adjusted EBITDA Annualized	$283,812		$488,284		$597,724		$685,464

Pro Forma Net Debt/Ongoing Ops. Annualized Adjusted EBITDA	11.8	x	7.1	x	5.9	x	5.3	x

(1)                        Represents the sum of all of the notes outstanding of UPC and UPC Polska (UPC restructuring completed in September 2003) per UGC’s filings.

(2)                        UPC sold its interest in Tevel (Israel) thus cancelling the debt.  This transaction closed on February 24, 2003.

(3)                        In June 2003, UPC Polska signed an agreement whereby virtually all existing debt would be cancelled and in exchange it would issue to the third party bondholders $60 million in new 9.0% senior notes and pay $80 million in cash.

(4)                        UPC Germany was deconsolidated effective August 1, 2002.

20

UGC Europe, Inc. Q3 2003 Results Presentation

November 13, 2003

entertainment	communication	information	[LOGO]

21

UNITEDGLOBALCOM

Moderator:  Mike Fries

11-13-03/10:00 am CT

Confirmation #3296947

UNITEDGLOBALCOM

Moderator:  Mike Fries

November 13, 2003

10:00 am CT

Operator:	Good morning ladies and gentlemen and thank you for standing by. Welcome to the UnitedGlobalCom and UGC Europe third quarter 2003 conference call.

This conference call and associated Web cast is the property of UnitedGlobalCom Incorporated and UGC Europe Incorporated.  Any redistribution, retransmission, or rebroadcast of this call or Web cast in any form without the express written consent of UnitedGlobalCom Incorporated and/or UGC Europe Incorporated is strictly prohibited.

At this time all participants are in a listen only mode.  Following today’s formal presentation instructions will be given for a question and answer session.  If anyone needs assistance at any time during the conference call please press the star key followed by zero for operator assistance.

As a reminder this conference call is being recorded on this date, November 13, 2003.

I would now like to turn the conference call over to Mike Fries, President and Chief Operating Officer for UnitedGlobalCom. Please go ahead sir.

Mike Fries:	Thanks Operator and welcome everyone.

Joining me today as usual are Gene Schneider, (Rick) Westerman, and in Europe, Charlie Bracken.

The structure of the call will be familiar to you.  I’m going to walk through some highlights as well as discuss some recent events.  (Rick) will present UGC or UnitedGlobalCom’s consolidated financial results and then Charlie and I will jump into UGC Europe and provide a little more detail on our European operations.

As usual we prepared some slides that you can find on either our Web site or the UGC Europe Web site and we certainly encourage you to access those slides now since we will try to follow those materials.  And while you do that I think (Rick’s) going to give you - a help warning here.  (Rick)…

Frederick Westerman:

On Page 2 of the slides we’ve got the forward-looking statement language for our presentation which includes our acknowledgement that the Safe Harbor provision doesn’t apply to any of the discussion of the tender offer.

We’d also like to highlight the fact that we’ve included all of the necessary reconciliations to comply with Reg G and these can be found at the end of both our press release and our Power Point presentations.  These can also be found on our - the presentations as Mike just mentioned can be found on our Web site.  For UGC that’s www.unitedglobal.com and for UGC Europe that’s ugceurope.com.

We also have included definitions for the operating statistics in our subscriber tables and we’ve also included some supplemental financial information that we thought investors might find helpful.

Mike Fries:	Thank you (Rick). Before we go any further I’d like Gene just to make some - a few comments. Gene…

Gene Schneider:	Thanks Mike.

I’m just going to make a couple remarks here and then turn it back it to Mike.

Mike Fries:	Hello? Operator? (Rick) can you hear me? Gene are you there?

Man:	Yes.

Operator:	This is the Operator.

Mike Fries:	We just had some music for a moment. Gene are you still there? (Rick) are you on?

Frederick Westerman:	Yes there’s a test of the fire alarm system here. I don’t know if that…

Mike Fries:	(Unintelligible). Gene are you still there?

Operator:	Gene has disconnected from the conference.

Mike Fries:	Okay well I’ll carry on with his comments.

I think what he was going to say is that we’re certainly pleased with the results and we’re going to walk through some of those numbers in just a moment.

I think the second point he was going to make was that, you know, we’re certainly happy to have the restructuring of our European subsidiaries complete in September as no doubt a very meaningful milestone for the company.  And as I’m going to touch on later you’ll see that our consolidated leverage is approaching five times on a quarterly run rate basis so that’s certainly a good result.

And then lastly he was going to touch upon the exchange offer underway.  And while I’m going to get into some details I think Gene was going to essentially lay out what he saw as the benefit not the least of which is the simplification of our corporate and capital structure as well as the fact that we’ll have essentially one relatively large and liquid public stock instead of two small ones.

And so if you added those three things up, the continued strong financial performance, the significant reduction in overall leverage, and the simplification of our company and capital structure, I think it’s pretty clear we’re on the right track.

Gene Schneider:	Yes Mike I’m back. Sorry about that but I got cut off.

Mike Fries:	That’s okay Gene. I just kind of summarized your remarks - wasn’t sure if you were going to get back on.

Gene Schneider:	Okay.

Mike Fries:	Unless you want to add anything.

Gene Schneider:	No, probably not if you summarized them.

Mike Fries:	Okay.

I’m going to move now to Slide 4 of the presentation entitled What’s New and the first on the list is obviously our strong third quarter results which I’ll review in just a moment.  We also completed on September 3 the restructuring which I just referenced and on October 6 we launched an exchange offer for the approximately 32, 33% of UG share we don’t own and I’ll talk about that in just a moment as well.

In late August we announced that the founders of UGC had agreed to sell their shares to Liberty which would result in Liberty assuming control of UnitedGlobalCom.  This transaction is on track to close and we now estimate the timing to be in early January.

And then lastly on this slide you’ll note the restatement of our financials relating to UBC Germany.  I’m not sure if (Rick) or Charlie are going to speak to this in any greater detail but in essence we decided to reflect a one-off gain of approximately 150 million from the disposal of our portion in Germany.  There’s no impact to our cash flows.  It’s purely an accounting adjustment and essentially we had understated our earnings in the prior period so you’ll see those have - being filed tomorrow.

Let me jump right into the third quarter highlights.  I’m on Page 5 now of this presentation.  On the financial front we reported revenue of 475 million for the three months ended September.  That’s an increase of 90 million or 23% from the same period last year.  It’s important to note that about 70% of that gain was attributable to favorable currency movements in the euro and the Chilean peso and the balance obviously attributable to RGU gains and an increase in our ARPUs of about 7 to 10% in local currencies.  We’re now generating about, you know, 14 euros per RGU in Europe and nearly 22 euros per cable customer in Western Europe.

EBITDA for the three months was 171 million, nearly double the result for the same period last year.  About only 23% of this increase is attributable to foreign exchange movements and in fact in local currency terms EBITDA was up year on year close to 70%.  Sequentially the third quarter represented EBITDA increase of about 15% or 22 million from the second quarter of this year and nearly all of which is associated with organic improvement in the business.

Lastly our consolidated EBITDA margin so including the parent, both parents I should say, is now about 36% up from 22% a year ago.  This is on par with Comcast and Cox but as we’ve said before we believe there’s significantly more operating leverage in our business and we expect continued improvement in these numbers quarter to quarter.

Turning to Page 6 on the operating side you’ll note that we’ve returned to more normalized growth in subscribers in the third quarter largely related to having completed the one-off non-pay disconnect initiatives in Holland which we’ve been talking about pretty much all year.  We ended the quarter with a total of 9 million RGUs representing a 300,000 increase from last year and a net gain of about 79,000 in the third quarter.

The good news is the trend seems to have continued through the fourth quarter and we’ve added nearly 40,000 RGUs in the first month alone.  That’s split about two thirds in Europe and a third in Chile.  As you can imagine 70% of these net adds year to date consist of voice and data customers and in particular we’ve added about 180,000 data (subs) through the nine months and 42,000 in the third quarter alone.

Page 7 highlights (unintelligible) cap ex which totaled 95 million and I’ll let (Rick) and Charlie touch on that.  I would point out though that we were free cash flow positive after interest and capital expenditures during the quarter and also through the first nine months of the year.  So that’s a big achievement for us.

And then lastly I draw your attention to the leverage chart on this slide which shows that consolidated debt to EBITDA on a run rate basis is about 5.3 times.  This is down over 50% from the beginning of the year on a pro forma basis and that’s entirely on the back of organic EBITDA growth.  Obviously Europe is slightly higher.  Chile sits at about 1.2 times but on any measure our leverage is approaching very respectable levels - not quite Cox and Comcast but certainly a notch above other peers in the US.

Slide 8 is an old stand by - our quarterly trends and we can’t seem to shake it but we’re obviously proud of the nearly $250 million improvement in quarterly EBITDA over the last ten quarters from negative 71 million to positive 171 million.  Now I’ve talked in the past about the drivers for that and won’t repeat them here.

The cap ex chart though shows the opposite trend - a decline in cap ex from a billion eight to about 300 million normalized on an annual basis and that has been one big contributor to the free cash flow picture I referenced.

I’m going to jump now to the two transactions on Slide 9 - beginning on Slide 9 that I referenced at the outset beginning with the European balance sheet restructuring.

As most of you would know we did complete this deal on September 3.  Today we own a little over 2/3 of the successor to UPC or UGC Europe Inc.  Approximately 50 million shares were issued on NASDAQs with a balance of approximately 16.6 million shares are held in the public’s hand.  The stock which closed yesterday at a little over 71 has certainly traded well from its initial restructuring value of (38.50).

If you turn to Page 10, not long after we re-listed UGC lost an exchange offer for the 33% of the company held by the public.  As you can imagine shortly after that offer was launched UGC entered into negotiations with the independent committee of the UGC Europe Board as well as certain large shareholders of UGC Europe.  And as a result of those discussions UGC announced yesterday revised terms for the exchange offer consisting of primarily three main changes.

Number one, the exchange ratio was increased from 9 to 10.3 shares of UCOMA for every one share of UGC Europe.

Secondly, UGC agreed to add an (unwaveable) condition - that is achieve at least a 90% ownership position before completing the transaction.  That was an option essentially to complete with less than 90% prior.

And third UGC and Liberty reached an agreement limiting Liberty’s preemptive rights in this and in future transactions.

The revised offer will expire on December 18.  I would certainly encourage each of you to read both the press release from UGC which does probably a better job than I just did describing the revised offer terms as well as the press release that the Special Committee of the Board of UGC Europe distributed yesterday where they indicate that they are supportive of the revised offer but understandably in anticipation of several filings that we’ll be making over the next couple days they’re reserving their right to provide a definitive position at that point.

I think, you know, we - I summarized up front some of the benefits of the transaction so I won’t repeat them again here.  As an aside certainly one additional benefit from manager’s point of view will be shorter quarterly conference calls.

And with that I’ll turn it over to (Rick).

Frederick Westerman:	Thanks Mike.

I’m on Slide 11 covering our revenues.  Sales for the quarter were 475 million.  That represents a 23% increase over the reported results from last year’s third quarter and a 2% sequential increase from Q2.  On an ongoing basis and backing out UPC Germany from the third quarter of last year revenue is up 25% year over year.  And of the 90 million reported increase approximately 54 million of that or 60% was related to foreign currency movements, most importantly the appreciation of the euro versus the dollar.  And that 60% figure compares to 87% of our revenue growth in this year’s second quarter coming from (f ex).  The 70% figure that Mike referenced a few minutes ago may have been for a different period.

The average euro dollar exchange rate for the second quarter was approximately 1.13 which compares to .98 for the third quarter of last year or about 15% depreciation of the dollar versus the euro between the periods.

Moving on to Slide 12 adjusted EBITDA for the quarter was 171 million. That represents a 102% improvement year over year and a 15% sequential improvement based on ongoing operations.

Again currency movements were a significant factor driving the gains but nearly to the extent that they drove the revenue increase.  Specifically and as Mike mentioned of the 87 million reported year over year increase 23% or approximately 20 million was due to (f ex) changes while 77% or 67 million was the true underlying improvement from our operations.

Moving to free cash flow which we define as cash flow from operations from our cash flow statement less capital expenditures.  In the third quarter we generated positive free cash flow of 4 million.  That’s a $109 million improvement from last year’s third quarter.  The increase was due to a 159 million increase in cash flow from operations offset by 50 million of higher cap ex in this year’s third quarter compared to last year’s third quarter.  On a normalized basis however cap ex was roughly flat because in last year’s third quarter we had roughly a $40 million draw down of inventory which is not considered cap ex under US GAAP.

On Slide 14 we also thought it was worth highlighting our nine-month results on free cash flow.  Year to date we’ve generated 46 million which is a $587 million turnaround from the negative 531 that we reported for the first nine months of 2002.

To round out the cash picture we ended the quarter with 351 million of consolidated cash and equivalents on our balance sheet.  The breakdown of that cash balance by subsidiary which includes restricted cash and is translated into US dollars is as follows.

At UGC Corporate we had 82 million.  In Europe we had 240 million and in Chile we had 29 million.  Total restricted cash was 37 million at September 30 so available cash for the group was 314 million at the end of the quarter.  In addition UGC Europe currently has significant availability under its credit facility.

Finally I’ll just point out that Chile had another terrific quarter reporting EBITDA growth of - or EBITDA of 19 million.  We’ve got some details of that on Slide 15 but now I’ll turn it back over to Mike to jump into Europe.

Mike Fries:	Okay thanks (Rick).

We’re going to carry on through that same presentation into the UGC Europe portion of the presentation and it should be Slide 21 if you are following along in the Power Point.  We won’t make the same disclosure comments that we made up front.

I will however before we jump into the presentation take a moment to recognize the resignation of John Riordan who’s decided to leave us and spend more time with his family.  John has played I think as most of you an important role in our European businesses and has agreed to continue advising us on regulatory political matters which we’re certainly thankful of.

He was most recently CEO of our UPC Broadband Division, the cable operation, which will continue to be managed by Gene Musselman who’s currently President and Chief Operating Officer of that division.

Before Charlie jumps into the numbers and I’m on Slide 23 now I thought it might be useful to step back for a minute and just take stock of some of our key operating initiatives over the last 18 to 24 months and try to identify some of the things we’re squarely focused on today and as we move into 2004.

If you look back and we identified four key objectives on the operating front.  First, we obviously intended to rationalize our cost base and namely headcount and non-strategic businesses.  Secondly, we look to standardize our operating and network platforms which would mean consolidation of (Nox) and things of that nature.  Thirdly, we sought to improve gross margins particularly in telephony and analog and digital television.  And then lastly we intended obviously to grow our RGU base.

I think an honest scorecard of our achievements would have to say we’ve done extremely well on the first three initiatives and we’ve met expectations in EBITDA and cash flow most importantly.  But I think, you know, we have underperformed on revenue and in particular on subscriber growth.  As we look out over 2004 and beyond I think a couple of things are clear.

While there’s always room for improvement on the cost side of our business, you know, we run a pretty lean ship in Europe and our cost and headcount on any metric compare favorably to our US or UK peers as do our gross margins.  Our key opportunity at this point is on the top line, our revenue growth, and that is where our attention is focused.

If you turn to Slide 24 obviously at the heart of this challenge lie our products and the strategies we’re developing around those products.

On the data front our main goal is to maintain or increase market share in what is an increasingly competitive environment for us in Europe and we’re doing this primarily through tiering of data products by speed and price.

On the voice side our goal is to reinvigorate that product through bundling and also to look at expanding the footprint though new technologies.

On the video side our strategy continues to be rate increases where appropriate on the analog and improvement of the digital offering and actually we are starting to do a much better job across Europe of bundling all of these products together.

We’ve done a reasonably good job in certain markets and less so in others.  We’ve achieved some early wins on all of these I think it’s fair to say but we don’t really expect to hit our stride until next year.

On the data front we have launched tier data products in Holland and France and Austria and we’ve increased speeds in Scandinavia and Belgium and as you’d expect in every instance we’ve experienced boosts to our sales.

On the voice front we have launched the bundles in Holland which are - are having an impact and Voice-over-IP trials are underway in Rotterdam and we are examining, you know, other products like net to phone, or (vonage).  You hear more about that as we get into the near year.

On the video front we have executed rate increases in the key markets. I think as we’ve said in the past nearly 50 million of our EBITDA growth, 50 million euro of our EBITDA growth, in ‘03 is attributable to rate increases alone.  We have made progress on our digital packages.  We’ve rolled out a new package in Holland and we’ve made some key content acquisitions.

All in all sales and net adds are starting to pick up as we’ve indicated - over 42,000 net RGU adds in the third quarter and over 28,000 in the fourth quarter through November 7.

Other key initiatives that we’re focused on clearly - include expanding our DTH base in Eastern Europe - our (ETGH) business in Eastern Europe, continuing to progress our digital plan across Western Europe.  And where appropriate focusing on cost reduction and scale economics.

I think lastly it’s fair to say we are looking at some market expansion opportunities particularly where we can find in-fill or opportunities that rationalize our existing operation.

So that’s a quick look at some of the things we’re focused on as we prepare to roll into 2004 and we look forward to keeping you abreast of our own internal scorecard and external scorecards on a quarter to quarter basis as we implement those.

Charlie…

Charlie Bracken:

Thanks Mike and I know (unintelligible) what Mike said that there’s a great opportunity for us to grow the top line, you know, all our strategic work and fundamental analysis suggest that there’s tremendous demand and opportunity and though the consumer has the spend first.  And really the opportunity for us is to, you know, on a cost and capital efficient way go after that.

And on Page 25 you can see some of the key metrics and how we’ve been doing, you know, 13% increase in new service subscribers in the last 12 months with ARPU per RGU increasing 7% and nearly 14 euros.  Putting it on a sort of customer type equivalent in Western Europe we’re up to 22 euros a customer and in Eastern Europe we’re driving it up towards 9.  You know, within each of those two areas though there’s still significant consumer spending available if we can get the right products and the right bundles.  So we do feel it’s not a problem of getting money from the consumer, it’s a question of getting the right product portfolio and driving the sales.

If you just turn to the cost side of the business we have been very focused on striving scale economics and I think there is still more opportunity for us to drive that and we do have very high operating leverage perhaps higher than some of the US comparables.

In Q3 our group EBITDA margin is now up to 37% and I think we still see the challenge to put a four in front of that over time.  So we continue to see strong operational leverage in our business and an ability to scale our cost base further.

Going to the UGCE numbers - very similar story to the one Global Com mentioned without the currency.  All our figures are in euros as you might be aware.  And if you look at the core (unintelligible) business it’s growing around 10% year on year which is the double digit growth we aspire to but perhaps, you know, certainly an opportunity to push that up a little bit if we can.

Priority continues to have a tough time with price - predatory price pricing from the incumbent in Europe and has seen a decline but also has been very focused on rationalizing a portfolio and getting out of non-profitable areas or less profitable areas. And it’s now got a gross margin which is the business gross margin up though 60% which means that each customer they’re adding is inherently profitable.

The media business dominated by the split on our data product continues to grow very, very well and so a good year on year growth.

So the group as a whole saw a growth of around 8% and given that we had underlying businesses that were - we’ve got rid of or got out of we’re still in the double-digit top line growth area.

On the EBITDA side because of the focus we’ve had on cash flow and cost discipline on Page 28 you can see that in Q3 we managed to raise our EBITDA to 138 million euros which puts us considerably through the 500 million run rate target that we set ourselves three years ago.

The key cable distribution businesses continue to perform very well particularly with scale economics.  But both Priority and media are now both free cash flow and operating cash flow positive and you can see a strong contribution in the quarter from the media businesses again driven off the scale it gets out of the data business.

In terms of cap ex on Page 29 we’ve been managing to control our cap ex pretty efficiently.  We have been running at about 70 million euros of cap ex in Q3, 60 in Q2, and 43 in Q1.  And as a whole we’re now forecasting 275 for the year which is a combination of lower volume meaning lower spend on CPE but also a continuing discipline on some of our capital projects.  You may see some of that spill over into next year and increase the cap ex a little bit next year.

In terms of the investment areas, these are the MCTA categories, you know, we are investing in future growth so our cap ex does include quite a bit of investment in upgrade and new builds.  And you can see here the line item broken out as well as into the IT platform which we think is critical for improving the quality of our products and our customer service.

If you turn to the balance sheet we’ve been very focused on managing the working capital side of the balance sheet to make sure there isn’t an - a hidden funding cost and I’m delighted to say that we’ve seen some good success there.

If you look at Other Current Assets you can see that at year-end they’re down from 297 to 171 million.  And that’s really from much more efficient cash flow collection particularly on the receivables side of the business as well as the benefit of controls we’ve been putting in on prepayments and the like.

You can also see if you look at the payables and the liabilities that our trade creditors are holding pretty steady.  You know, as we came out of Chapter 11, you know, we now think of an opportunity to perhaps improve our terms of trade.  But you can see even adapting for the seasonal lower, we get much more credit at year-end than we do in the middle of the year, it’s pretty flat between year-end and September.  You can also see the prepayments and deposits are pretty flat, you know, reflecting our focus on (MPB) positive customers.

If you turn to the debt side of the business you can see that the group debt performance for the Polish restructuring is around 3 billion - just shy of.  We have been free cash flow positive at the Global Com Europe level year to date and of course in this quarter which is very pleasing.  And I think as we go out to the full year we remain comfortable with our guidance on debt at being below 3.1 billion at year-end pro forma for the Polish transaction.

In terms of the other outlook issues on Page 32 we continue to target 500 million of EBITDA for the full year.  That excludes some of the one-off costs that are going to be associated with the tender offer which are not accommodated within that 500, you know, when we first gave you guidance for the year we identified some key variables.

One of the key variables was the European movie (unintelligible) court case which has a 25 million swing on our reported EBITDA.  We have budgeted to benefit to the tune of 12 million of that - have not received the benefit of that as it turns out.  So it looks like the 500 million is a pretty reasonable result on that basis particularly given the shortfall in subscribers and also the shortfall in the Priority telecom revenue.

And that’s really it for me. Mike up to you.

Mike Fries:	Okay. I think we’re ready for questions Operator.

Operator:

If anyone has a question please press the number 1 on your keypad.  Questions will be taken in the order they are received.  If you’d like to withdraw your question press star then the number 2.  Please hold for your first question.

Your first question comes from (Luga Ithleto) with Chesapeake Partners.

(Luga Ithleto):	Thank you. Congratulations on the quarter and congratulations on the - I guess agreeing to the transaction.

Two questions, you mentioned you’re coming back to a normalized subscriber growth in Europe, where would you put Europe in terms of economic recovery versus the US?  In other words assuming they’re behind, how far behind and how much benefit do you think you’ll be getting from that?

And then separately when is the UGC Europe transaction expected to close?

Mike Fries:

Okay on the first - on the second question the exchange offer expires on December 18 and I believe the transaction would close very shortly thereafter.  So maybe not simultaneous with - obviously not simultaneously with that expiration but within days most likely of that expiration date.  So, you know, mid, late December.

(Luga Ithleto):	Okay.

Mike Fries:

On the economic question, you know, the good thing about operating in 11 countries across Europe is you’ve got a fair amount of diversity in your economic situation if you will.  And while the, you know, while the economies of Western Europe might be going in one direction the economies of Eastern Europe might be doing something different.  So, you know, it’s not always easy for us to generalize about Europe as a whole because we do operate in so many different markets.

Having said that, and Charlie feel free to chime in, you know, I don’t think as we look over our business performance of the last 12 months or over the next 12 months that the economy per se is going to have a huge impact.  Our products and services are pretty basic staples to most people whether that be an Internet connection or a cable television connection and historically we haven’t seen huge swings or volatility in connections associated with the economy as a whole.

But and I don’t know if you want to provide any more color on that Charlie.

Charlie Bracken:

Well (unintelligible) coming up Mike - if you go to Western Europe because the spend on this product is actually so far below the price elasticity curve, i.e. consumer wealth is much higher than they’re actually paying, we’ve seen virtually no movement.  For example we raised prices in Holland pretty substantially in Q3…

(Luga Ithleto):	Yes nearly 35%.

Charlie Bracken:	…and saw no discernible churn at all in our cable television product. So I think to echo Mike’s point it’s much more of a utility cash flow profile in those products.

I think in Eastern Europe - we’ve been lucky that Eastern Europe’s going through a mini-boom as it comes into the EU next year and our markets are really benefiting from that.  That has been the area in the past where we’ve seen most sensitivity to economic conditions but even in those countries we still strong underlying growth.

So historically been quite defensive against macro factors.

Mike Fries:	Yes.

(Luga Ithleto):	Okay thanks.

Mike Fries:	Next question.

Operator:	Once again ladies and gentlemen if you would like to ask a question please press star then the number 1 on your telephone keypad.

Please hold for your first question.

Your next question comes from (Andy Baker).

(Andy Baker):	Good morning and congratulations on a great quarter.

Two quick questions, first, I was wondering if you can give any thoughts on what’s happening to programming costs throughout Europe and I guess as well as in Latin America.

And then second as you talk about, you know, growing your margins out towards this, you know, this 40% level or 40% plus level, can you just give some indication of how you balance profitability and growth and as you look to subscriber growth?  What are the areas in which you think you can actually make an impact, I mean, is it through further bundling, is it increased marketing, or how do you expect to get the subscriber numbers, you know, up to the growth levels you’d like?

Mike Fries:

Okay well on the gross margin point our gross margin point our gross margin are pretty good across our product on the analog and video side it is in the mid 80s for the most part.  And our true see through gross margin on data is in the mid 90s. And on voice it would be closer to the mid to high 60s.

On the programming costs specifically in our business we have had a - made a concerted effort over the last 12 to 18 months to try to limit the increases in programming costs across our analog business.  For a couple of reasons - one as you know we have relatively low ARPUs in that analog product so driving as much out of that on the gross margin line is critical.

And second we have aspirations as we have articulated to get into a digital environment with our TV customers so that we can get $20 or $30 out of the home instead of $10 or $12.

And as such we have been reluctant to increase the program lineup in our analog base.  So what you are finding is we are taking regular rate increases - varying in each market of course.  But we are not necessarily adding an equivalent amount of programming cost to that analog base which means we are getting better programming - better gross margin.

On the digital front our gross margin have historically been skewed due to minimum guarantee type arrangements with people like the (Mudical) partnership. As we have normalized those programming arrangements our digital gross margin have also started to look more healthy.

And I think that is the trend we want to continue. Of course digital revenue and EBITDA and contribution is significant to the overall picture so it is not having a big impact.

Profitability versus growth it is kind of a very open ended question but I will try to address how I see it.  The - we have over the last 12 to 18 months as I have said earlier done a fantastic job of cutting costs and creating a very lean and efficient operating structure.

Whether you look at headcount or SG&A or any of the metrics that are critical to sort of comparing yourself if you will to both the past and other operators.  We run a very lean shop.  It begs the question - are we too lean.  The nice thing about being lean is that you have far more of your revenue dropping to your EBITDA line.

And I think you will find that one of the things that distinguishes us from a US player or even a UK player is our ability to insure that more revenue is going to drop to our bottom line.  We run more efficiently on the op ex line and we have good gross margin. So if we grow revenue 10% you are going to see a disproportionate benefit in the EBITDA line.

And that is the trend and we want to continue demonstrating to people over time. And that is why we think we will get to margins in the mid 40s or plus type range over a reasonable period of time.  Now obviously to do that you can only cut so much.  And I think we don’t expect the vast majority of our future EBITDA growth to come from operating cost reductions.

If anything they might be operating costs stability.  But not huge operating costs reductions.  It needs to come from two main sources rate increases which have historically have been a very significant component of our growth across our product line.

And in particular our analog product line for which we have pretty good pricing power if you will. And with 60.5 plus million analog video customers you can get pretty meaningful revenue growth just from raising rates from relatively low levels.

And secondly from units where we - if you look aback over our history we have had good years where we have done $400,000 plus on the net gain side.  And I don’t think over the couple of years we have had challenges associated with a number of factors whether they are one off billing system implementations, or a restructuring of a balance sheet that was somewhat disruptive. Or other elements.

You can look at the last two years - the last 24 months or so and you can - there are pretty good reasons for why we have achieved what we have achieved in those periods of time.  It is not that they weren’t accomplishments just in and of themselves.  As we look out we think we can get back to a more healthy growth in particular in the data product with the competitive environment evolving as it is.

And us staying abreast of that competitive environment.  We think our data adds will show the benefit of that over time.  As we get more aggressive on tiering and pricing and we provide more products to what is by any estimation a booming market.

The European data market especially for broadband is as healthy or perhaps healthier than the US market - extremely robust.  And lots of good research on that.  And we are smack dab in the middle of that.

On the analog TV side more modest growth but good healthy margins and rate increases.  Digital over time will be increasingly large part of our business over the next five years but not that significant over the next two years.  And voice is a business as you look over the last two years - we sort of lost our way a little bit.

For lots of reasons none the least of which is that we were conserving cash.  It is an (MPV) positive product but not our most highly (MPV) positive product.  So as we look out in the voice sphere we have a million untapped lines in our switches.  And lots of good organic growth when we have footprint.

And have a big opportunity. Well today we don’t have footprint.  Of our 10 million homes only 3.5 million are voice ready.  So we have huge upside in Eastern Europe and other parts of Western Europe to provide what might be more cost effective of voice products like (SEP) based voice products and (voice ready) based voice products, which are squarely in our sites. That is a long winded answer but…

(Andy Baker):	No I appreciate the thoroughness. One quick follow up are you prepared to give any guidance for cap ex for 2004? If nothing else at least directionally versus this year?

Mike Fries:

I don’t think we are providing any guidance or any numbers.  But I think we have said historically that we see the run rate normalized cap ex for this year being something we anticipate maintaining marginally maintaining over time.

(Andy Baker):	Than k you very much.

Operator:	Your next question comes from (Matthew Harrigan) with (Shanko Partners).

(Matthew Harrigan):

A couple of questions and first of all you had said at the industry conference in Boston in July that your gross adds for The Netherlands were up 45% for that period.  I am curious if there some sort of churn effect or something else that maybe dampened down the growth rate for Q3 data. And what is your sense in terms of the market share adds relative to (DSL) where you have more robust competition in The Netherlands.

Secondly with Liberty reporting looking at (unintelligible) cable operations in France would you be able to take any interest in a large French episode if it resulted in folding in your house that is there?  Or are you thoroughly committed to keeping the French assets in house.

And then lastly can you talk about digital in the context of a bundling strategy.

Mike Fries:

Sure on the first point per that presentation in Boston was September (Matt) and what I said was the introduction of a light product in Holland - namely a product in the 30 plus type range on ARPU and 500 type K be down had added about 40 to 45% to our weekly sales.  And that we have seen a big boost in the weekly sales as you would expect when you lower pricing and start opening up a broader market to your data service.

Those are the numbers that I was referring to.  We see that trend continue.  The good news about introduction of light services in Holland is that we have had relative stability in our classic product. Clearly today our light subs are a relatively small proportion of our overall subs.

So our ARPUs have been largely unaffected.  But where we have launched it we have seen immediate increases in sales - immediate increases in net gain with little to no deterioration in our classic or our core product sales and net gain.  And that is a good thing.  And we see that - that has largely been continuing through the third and fourth quarter.

Now in terms of the French transactions I really think it is pre-mature to speak about that transactions.  We have a good dialog with Liberty and it think it is fair to say that we are looking at things together.  Just as the ordinary course you would expect that.

And if something emerges there that is meaningful or looks like it is disposal we will soon let people know. But at this point I don’t think there is much more to say.

On digital bundling I think certainly digital is going to become an increasingly part of our bundled product. If you look at places like Norway and Sweden where our penetration of the digital service is at its highest level.  We have had good success in both bundling and selling in that product.

The nice thing about it is you - we are going to have hopefully some margin flexibility but more importantly the ability to up sale service through that box over time. Including data services since our digital boxes will normally come with an external modem or an internal modem.

And so we think we have the flexibility and if we can be creative about how we bundle the digital service we have done virtually none of it today.  So I think it is all upside from the point of view of can we improve our position with bundling of digital.  The key is getting the service itself and the product itself to a position where it is more compelling to customers.

It is improving ever day in Holland - every week. We continue to improve both the (MPV) and the margins around the product as well as the consumer appreciation of the product we have a ways to go.

And I think you will find that digital for us while important strategic goal is one that is not going to have a huge impact on our ‘04 numbers. But more meaningful as we move into ‘05 and ‘06.

(Matthew Harrigan):	Thanks Mike.

Mike Fries:	Yes.

Operator:	Your next question comes from (Dennis Leviwitz) with (Action View Partners).

(Dennis Leviwitz):	Hi you emphasized in your outlook the flexibility you have in rate increase. And I was wondering if you could give some sense of what kind of an average rate increase you might see next year.

Secondly I am sure I am calculating this wrong but adding up the three quarters s and looking at the 500 million euros for the year it would seem that you would exceed that unless the fourth quarter was down.  Maybe I am getting my translations wrong but I wondered if you would answer that too.

Man:	Do you want me to do that Mike?

Mike Fries:	Well sure I will take a crack at - Why don’t you start with the EBITDA one Charlie.

Charlie Bracken:

The answer is you are right it looks like we are going to be flat Q3 to Q4.  One of the things about Q4 is we spend a lot of money on subscriber acquisition costs.  It is a big selling season. So Q3 has been relative (unintelligible) because July and August are quite - pretty much dead in Europe.  So that is really the big fright of that.  The benefit comes in Q1 because you start with about 35 to 40% of our net adds in Q4.

Mike Fries:	I think there was some one-time release of accrual as well wasn’t there in third quarter Charlie.

Charlie Bracken:	Not really meaningful.

Mike Fries:

On the rate increase it really does vary across markets (Dennis) but as Charlie indicated we took a relatively significant rate increase in Holland across a million of our 2.3 million customers this year in the range of 30%.  On average though in that market more typically we would take increases in the 3 to 4% range.  We may in Holland look at  - you know try to harmonize our rates across the remainder of our 1.3 million customers.

We will keep people abreast if that is something that we do attempt to do.  So I think you will find that on average you are growing sort of on a normalized basis you are going to take 3 to 4 to 5 to 6% rate increases.  And in certain instances say in Holland or in Eastern Europe in certain markets you will be taking even larger rate increases - double digit rate increases.

So I think it is hard to give you a general figure.  So I did indicate about $50 million in EBITDA over ‘03 approximately associated with rate increases. So if you assume mid 80s analog - mid 80s type gross margin you can figure what that percentage was.

Charlie Bracken:

Thanks just to put that in perspective this year core business we increased Mike said 3 plus percent and that was effectively $35 million of EBITDA?  And you would assume something similar was possible going forward.

And then the rate increases we did in July 1 in Holland added about $15 million to this year EBITDA.  So that would obviously annualize for an incremental $15 million next year.  And that is before you as Mike said review any other step changes in rates.

Mike Fries:

Yes I think I said at the beginning that we for a long time tiptoed around the rate increase situation.  And more recently we have been more aggressive beginning in Eastern Europe and now moving into Western Europe.  And we have successfully implemented that initiative with little to no impact so far.

(Dennis Leviwitz):	Thanks.

Operator:	Your next question comes from (David Clivestone) with Morgan Stanley.

(David Clivestone):

Hi good afternoon good set of numbers. A couple of questions can you comment on your upgrade strategy over the next year or so.  You have around within the distribution curve of about two thirds of the homes upgraded to two-way.  Obviously that still leaves you significant room to both roll out to the upgraded homes but also potentially to upgrade the rest.

And also put that in with your strategy to remain free cash flow positive or not going forward.  It has been great to see you guys generate free cash flow over the quarter.  Can we assume that going forward it will remain lighter?

Mike Fries:

On the upgrade point today we said about 10 million homes in Europe roughly 5.5 million are what we would call upgraded meaning data and or digital ready.  Only about 3.5 million would be voice ready. We believe that is a pretty nice base to harvest in the sense that there is lots of organic growth right there in front of us.  Given where our penetration level fits in most of the core markets.

You can look at that and you slice and dice that though we are largely 100% or nearly 100% rebuilt in Holland and in Austria, which would be obviously our two core markets in Western Europe.  And we are obviously very focused on marketing our bi-products across that footprint.

We would be relatively - only about 25% rebuilt in Eastern Europe.  And the question around Eastern Europe is a good one. Where we have launched data in Eastern Europe we have achieved pretty good penetration out the gate - 7 to 8% type numbers out the gate.

And we think that over time the Eastern European economy is going to continue to evolve as the data product gets more sophisticated and our margins improve that we probably will and can be more aggressive in terms of launching a double play.  And perhaps over time a voice over IP based service nation Europe.

The good news there is that we don’t think you have to do a massive upfront rebuild.  You can cherry pick where you rebuild.  And that is largely what we have done thus far.  So I think you will see - I don’t want you to work measured but you will see a revenue appropriate strategy associated with upgrade and rebuild in those markets.

And so I don’t think you are going to see huge impacts - and we certainly don’t expect to see any negative impact on our free cash flow from that sort of activity.  Do you want to add anything to that Charlie?

Charlie Bracken:

No I think in the upgrade strategy it is where are we going to get the best return. And I think as we look out over the next 12 months Eastern Europe is probably where it is.  But some of these new upgrades resemble (unintelligible) are only $30 upgrades.  Where as across Europe it has historically been about $150 upgrade.  And that is because as Mike said lower labor costs but also…

Mike Fries:	Good density too.

Charlie Bracken:	On the free cash flow we recognize that we have some debt to pay off. So we are going to run the business as best we can to make sure we generate the perfect cash flow.

(David Clivestone):	Okay thanks.

Operator:	Your next question comes from (David Towisk) with (Tucson and Company).

(David Towisk):

Thank you a couple of questions on telephony - is that almost all or all circuit switched at this point?  And what is the plan for moving over to the VOIP?  Secondly are there any programming contracts of importance that would be expiring that you might have some issues with.  You wouldn’t expect anything ESPN and Cox but just was wondering what the status might be there?

Mike Fries:

Well on the programming contract front certainly not in our analog days.  We have regular - we are constantly renewing and managing our programming on the analog basic, which is your 25 to 35-channel type package.

The content relationships in the premium services obviously evolve over time not the least of which is our relationships with the - we co-partnership in Holland which provides us with movie channels and movie product in that market.

So I think on the digital front there will be a lot of activity both acquiring new content - renegotiating existing content.  But again that is activity that is driven toward a longer-term strategy in the digital environment.

On the analog front I would say there is virtually say there are no major issues there - Nearly 100% - not almost - 100% of our voice business today both in Chile and Europe is circuit switch.  Cable (unintelligible) service although we have a small plain old telephone or pot service in Hungary, which is also circuit switch.

I would say that our view of voice over IP is evolving of late.  We were taking an approach very similar to the US guide who have launched circuit switch.  We are trialing today several technology solutions for a hybrid voice over IP network in Holland where by we would use our own circuit switch.  But the IP layer for distribution of traffic - that strategy continues.

I think what - at least what I have realized is that there may be other alternatives to the traditional cable based or R-box voice over IP. Which is becoming - or seems to have historically been very difficult to get to launch phase for all sorts of understandable reasons when your product spec is seven feet tall.

What you find with people like (Vonage) and others is that there may be more creative - maybe not the right term but early to market solutions.  A place I use in Europe for example where you can get a voice product across your data network that is darn close to 5 nines perhaps self-provisioned. And may not have every feature that a classified switch had.  But darn near every feature and everything a customer would want.

The question around that is less of a technology question in my opinion.  It is more of what is a right economic relationship and how much is my network and how much is there’s.  Who does the back up?  So I think we are actually as we sit today - I am squarely focused on trying to drive down deep into these alternative telephony solutions quickly.

Because more footprints means more customers and if we can take advantage of our IP network our bandwidth costs, installed CPE in the form of existing modem we are going to do that.  So I think there is going to hopefully be some stuff to talk about in the New Year or into ‘04 on our strategy on that front.

(David Towisk):	Okay and granted the future is going to be on the digital platform. But how much of your marketing currently is still to try to drive analog substance.

Charlie Bracken:	Very little is on analog. When you are bundling it is hard to allocate too many services. But analog spends 2 to 3 to 4% of sales. All of our marketing predominately focused on new services.

Mike Fries:

Analog sells itself.  I mean if you had exposure to the last 10 to 15 weeks in Holland you would find that we are blowing through - we are having huge analog sales results that is largely based on the one off disconnect we were doing in the first half of the year.

But analog largely sells itself.  And we are fairly well penetrated across Europe and close to 65% and in the 90s in Holland.  So we have some opportunity.  We are not highly penetrated on the analog in Austria, as we would like to be. And that is a pretty good margin product.

So as Charlie said it is not number one focus but it is our highest - it is a pretty high (MPV) product and it is a pretty low cost of sale.  And there is virtually no CPE. So it is something that we don’t lose site of.

(David Towisk):	Very good. Nice quarter.

Mike Fries:	Okay probably time for one more questions operator.

Operator:	Yes sir final question comes from (Ted Henderson) with (Stephel Nicholas).

(Ted Henderson):

Thank you operator.  Moving into the fourth quarter, which is historically kind of the strongest selling season there.  Can you share without giving guidance any trends because units were just a tad light in the third quarter?  And are you seeing some strength going into the fourth quarter here in the first month and a half.

Mike Fries:

What I will say is that we - how do I answer this without giving any guidance.  I think it has gone reasonably well.  It has gone pretty well in the fourth quarter that we are going sort of net gain that we nearly budget in most cases and most cases maybe slightly below budget.

But we are having - it certainly compared to the first and second quarter very good.  I can’t compare it to the fourth quarter of last year yet.  We are not far enough along. But we will certainly let people know as soon as we can.  Generally speaking we are feeling very good about it.

(Ted Henderson):

Okay and your comment about strength of the data market - how strong the market is in Europe.  And obviously that seems to extend into Eastern Europe as the previous comments indicate.  Is there an opportunity challenge though with regard to competition in Eastern Europe in that as you - if you slowly selectively upgrade markets is someone beating you to the punch over there?

Or is there a sense of urgency to start moving - I assume that the 6.5 million euros for upgrade in new build in the quarter were almost exclusively spent in Western Europe.  Or are you already selectively upgrading Eastern Europe markets for data.

Mike Fries:	I think we are selectively upgrading Eastern European markets for data. I wouldn’t want to break it down for you as how much here and how much there.

But I will say that the competition that we are likely to experience in Eastern Europe relative to Western Europe on the DSL costs just off - I don’t think it is going to be as robust. The networks that we are competing against are not as upgraded. The availability and reach of their IP and their DSL isn’t as extensive.

So I think we are in a good position in Eastern Europe to grab market share like we did in Austria and Holland.  We went to 70% market share we did as well or better than the US guys.  And then understandably the DSL operator got competitive.  So I - we are not going to lose that opportunity I guess is the right way to say it.

(Ted Henderson):	Okay thank you very much Mike.

Mike Fries:	Okay well listen thanks for joining us and try to keep this to an hour and it looks like we just did. And we look forward to talking in the New Year. Bye bye now.

Operator:

Ladies and gentlemen this concludes the UnitedGlobalCom and UTC Europe Third Quarter 2003 earnings release conference call.  If you would like to listen to a replay of today’s conference call please dial either 1 800 642-1687 or 706 645-9291.  Followed by the pass code 3296947.

Once again if you would like to listen to a replay of today’s conference call please dial either 1 800 642-1687 or 706 645-9291. Followed by the pass code 3296947.

You may also access a replay of today’s conference call by visiting the UnitedGlobalCom or UTC Europe corporate Web site at www dot UnitedGlobal dot com or www dot UTC Europe dot com.

Thank you for your participation. You may now disconnect.

END